Exhibit 10.01

SEPARATION AGREEMENT AND RELEASE OF ALL CLAIMS

This Separation Agreement and Release of All Claims (“Agreement”) is entered into by and between David J. Parrin (“Mr. Parrin”) and MoneyGram International, Inc., a Delaware corporation, and its predecessors, successors, affiliates, subsidiaries and related companies (“MoneyGram”). This Agreement is effective as of the date on which it has been duly executed by Mr. Parrin and MoneyGram.

A. MoneyGram employs Mr. Parrin in the position of Executive Vice President and Chief Financial Officer.

B. MoneyGram and Mr. Parrin have mutually agreed that Mr. Parrin’s employment with MoneyGram will terminate effective March 24, 2009 (the “Separation Date”).

C. Mr. Parrin is a participant in the Amended and Restated MoneyGram International, Inc. Executive Severance Plan (Tier I) (the “Severance Plan”) and the MoneyGram International, Inc. Special Executive Severance Plan (Tier I) (the “Special Severance Plan”).

D. Mr. Parrin and MoneyGram Payment Systems, Inc., including its parent companies, predecessors, successors, affiliates, and subsidiaries are parties to an Employee Trade Secret, Confidential Information and Post-Employment Restriction Agreement (the “Post-Employment Restriction Agreement”).

E. Mr. Parrin and MoneyGram have agreed to amend and restate Mr. Parrin’s obligations under the Post-Employment Restriction Agreement.

F. MoneyGram and Mr. Parrin have mutually agreed upon the following payments, benefits, and other terms and conditions under which they will end their employment relationship and resolve any and all actual and potential disputes between them.

Therefore, MoneyGram and Mr. Parrin agree as follows:

1. Termination of Employment. Mr. Parrin’s employment with MoneyGram shall terminate without cause as of the Separation Date. As of the Separation Date, any other position Mr. Parrin holds with MoneyGram and/or its parent, subsidiary or affiliate companies shall also terminate without cause.

2. Release of Claims by Mr. Parrin. In consideration for the receipt of the payments and other benefits described in this Agreement, to which Mr. Parrin understands and acknowledges he may not otherwise be entitled without executing this Agreement, and subject to MoneyGram’s compliance with its obligations under this Agreement, Mr. Parrin hereby releases and forever discharges MoneyGram, its parent companies, predecessors, successors, affiliates, subsidiaries, related companies, shareholders, and their respective members, managers, partners, employees, officers, agents, and directors (individually a “Released Party” and collectively the “Released Parties”) from the following:

2.1	All claims arising out of or relating to Mr. Parrin’s employment with MoneyGram and/or Mr. Parrin’s separation from that employment.

2.2	All claims arising out of or relating to the statements, actions, or omissions of the Released Parties.

2.3	All claims for any alleged unlawful discrimination, harassment, retaliation or reprisal, or other alleged unlawful practices arising under any federal, state, or local statute, ordinance, or regulation, including without limitation, claims under Title VII of the Civil Rights Act of 1964, as amended; the Age Discrimination in Employment Act of 1967, as amended; the Americans with Disabilities Act of 1990, as amended; the Family and Medical Leave Act of 1993; the Equal Pay Act of 1963; the Worker Adjustment and Retraining Notification Act; the Employee Retirement Income Security Act of 1974; the Fair Credit Reporting Act; the Minnesota Human Rights Act, any other federal, state or local anti-discrimination acts, state wage payment statutes and non-interference or non-retaliation statutes.

2.4	All claims for alleged wrongful discharge; breach of contract; breach of implied contract; failure to keep any promise; breach of a covenant of good faith and fair dealing; breach of fiduciary duty; promissory estoppel; Mr. Parrin’s activities, if any, as a “whistleblower”; defamation; infliction of emotional distress; fraud; misrepresentation; negligence; harassment; retaliation or reprisal; constructive discharge; assault; battery; false imprisonment; invasion of privacy; interference with contractual or business relationships; any other wrongful employment practices; and violation of any other principle of common law.

2.5	All claims for compensation of any kind, including without limitation, commission payments, bonus payments, vacation pay, expense reimbursements, reimbursement for health and welfare benefits, and perquisites.

2.6	All claims for back pay, front pay, reinstatement, other equitable relief, compensatory damages, damages for alleged personal injury, liquidated damages, and punitive damages.

2.7	All claims for attorneys’ fees, costs, and interest except for those arising from Section 7 of the Special Severance Plan.

MoneyGram acknowledges and agrees, however, that Mr. Parrin does not release any claims that the law does not allow to be waived by private agreement or any claims that may arise after the date on which Mr. Parrin signs this Agreement. Mr. Parrin does not release any claims to indemnification or insurance coverage (including but not limited to D&O coverage) that he may have with respect to any claims made or threatened against him in his capacity as an officer, director, or employee of MoneyGram.

3. Payments and Benefits. In consideration of the terms of this Agreement, MoneyGram shall make the following payments and provide the following benefits to Mr. Parrin:

3.1	Severance. A payment in the amount of $782,458, less any and all applicable voluntary and required withholdings, representing salary severance, and a payment in the amount of $1,558,333, less any and all applicable and voluntary and required withholdings, representing bonus severance. Salary severance and bonus severance amounts shall be determined in accordance with the terms of the Special Severance Plan. Mr. Parrin acknowledges and agrees that the salary severance and bonus severance amounts set forth above are subject to final determination by Ernst & Young LLP (“Ernst”) which is the Accounting Firm for both the Severance Plan and the Special Severance Plan with such final determination to be made no later than April 30, 2009. Mr. Parrin further acknowledges and agrees that to satisfy the requirements of Section 409A of the Internal Revenue Code, the salary severance and bonus severance payments above shall be made on the first business day of the seventh month following Mr. Parrin’s separation from service. For purposes of this Agreement, “separation from service” shall have the meaning set forth in Section 409A of the Internal Revenue Code. The salary severance and bonus severance payments above shall be made on the first business day of the seventh month following Mr. Parrin’s separation from service. For purposes of this Agreement, “separation from service” shall have the meaning set forth in Section 409A of the Internal Revenue Code.

3.2	Management and Line of Business Incentive Plan Payment. Provided MoneyGram achieves the requisite criteria to issue an award for 2009 under the Amended and Restated MoneyGram International, Inc. Management and Line of Business Incentive Plan (“Incentive Plan”), and provided that MoneyGram does in fact issue an Incentive Plan award for 2009 to Incentive Plan participants, Mr. Parrin will be eligible to receive an Incentive Plan award for 2009 which shall be prorated based on the Separation Date. To satisfy the requirements of Section 409A of the Internal Revenue Code, any award under the Incentive Plan shall be made on the first business day of the seventh month following Mr. Parrin’s separation from service. This payment shall not be subject to the provisions of Section 13 of the Special Severance Plan.

3.3	Medical and Dental Coverage. MoneyGram will continue to provide Mr. Parrin with the same medical and dental coverages from April 1, 2009 through September 30, 2010 and on the same terms and conditions provided to members of the MoneyGram Leadership Team, and Mr. Parrin shall be required to pay no more for such coverage than he would have been required to pay had he continued active employment in the same capacity with MoneyGram during that period. MoneyGram will reimburse Mr. Parrin for the tax cost, if any, arising from income imputed to him due to the provision of this coverage. Reimbursement for tax cost payable during the first six months following the Separation Date shall be delayed to the first day of the seventh month following the Separation Date to satisfy the requirements of Section 409A of the Internal Revenue Code.

From October 1, 2010 through March 24, 2011, and provided Mr. Parrin does not have available to him group medical and dental coverage through his then-current employer, MoneyGram will use its reasonable best efforts to continue group medical and dental coverage on the same terms; provided, however, that if MoneyGram determines that such continued coverage under a group plan would jeopardize the tax-qualified status of the plan, it shall have the right to discontinue such coverage and use its reasonable best efforts to obtain for Mr. Parrin medical and dental coverage that is comparable to the group medical and dental coverage provided to Mr. Parrin from April 1, 2009 through September 30, 2010. Mr. Parrin shall be required to pay no more for such coverage than then-current rates for company-provided group medical and dental coverage charged to all MoneyGram employees.

3.4	Life Insurance. MoneyGram shall continue to provide to Mr. Parrin at its cost the same basic life insurance coverage through March 31, 2011 on the same terms as if he were still employed by MoneyGram. MoneyGram will reimburse Mr. Parrin for the tax cost, if any, arising from income imputed to him due to the provision of this coverage. Reimbursement for tax cost payable during the first six months following the Separation Date shall be delayed to the first day of the seventh month following the Separation Date to satisfy the requirements of Section 409A of the Internal Revenue Code. Further, to the extent that Mr. Parrin’s right to life insurance coverage set forth above (or reimbursements for the cost of such coverage, as applicable) is taxable to Mr. Parrin, he shall pay for such coverage for the first six months following the Separation Date and shall be reimbursed for such payments on the first day of the seventh month following the Separation Date to satisfy the requirements of Section 409A of the Internal Revenue Code.

3.5	Special Retirement Benefits. Mr. Parrin or his beneficiaries shall be paid special retirement benefits under the MoneyGram Supplemental Pension Plan (“SERP”) as and when Mr. Parrin or such beneficiaries become entitled to benefits under the SERP, equal to the excess of (i) the retirement benefits that would be payable to Mr. Parrin or such beneficiaries under the SERP if Mr. Parrin’s employment had continued through March 24, 2011 (the “Severance Period”), assuming all of his accrued benefits under the SERP (including those attributable to the Severance Period) were fully vested, and his final average compensation was equal to the Deemed Final Average Compensation (as defined in the Special Severance Plan) over (ii) the total benefits actually payable to Mr. Parrin or his beneficiaries under the SERP. All such benefits will be payable pursuant to the terms and conditions of the SERP, and no additional enhancements will be made to Mr. Parrin’s SERP benefits under the terms of the SERP or otherwise.

3.6	Outplacement Services. Mr. Parrin will receive reimbursement for the cost of reasonable outplacement services for a period of two (2) years following the Separation Date, up to a maximum reimbursement of $15,000.

3.7	Legal Fees. Upon receipt of invoices, and subject to a cap of $15,000, MoneyGram will pay Mr. Parrin’s reasonable legal fees associated with the review, negotiation and execution of this Agreement.

3.8	Other Benefits. MoneyGram will pay Mr. Parrin for all vacation that is accrued and unused as of the Separation Date. Payment for accrued and unused vacation shall be made as soon as practicable following the Separation Date. Mr. Parrin will also receive a payment in the amount of $77,823 which represents payment in lieu of certain taxable perquisites to which Mr. Parrin may have otherwise been entitled pursuant to Section 6(b)(iv) of the Special Severance Plan. To satisfy the requirements of Section 409A of the Internal Revenue Code, payment in lieu of taxable perquisites shall be delayed until the first day of the seventh month following the Separation Date or as otherwise required by Section 409A of the Internal Revenue Code.

The parties agree that these payments and benefits satisfy any and all of MoneyGram’s obligations under the Severance Plan and the Special Severance Plan. Mr. Parrin shall have no right to any additional or further payments or benefits pursuant to the Severance Plan, the Special Severance Plan or otherwise, except as expressly set forth in Section 5 below. MoneyGram acknowledges and agrees that its obligation to make the above payments shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, or recoupment rights MoneyGram may have against Mr. Parrin now or in the future. MoneyGram acknowledges and agrees that Mr. Parrin shall not be obligated to seek other employment in mitigation of the above payments, and the obtaining of any such other employment shall in no event effect any reduction of MoneyGram’s obligations to make the above payments.

In the event it should be determined that any of the payments made hereunder to Mr. Parrin would be subject to any excise tax imposed by Section 4999 of the Internal Revenue Code, then Mr. Parrin shall be entitled to receive an additional payment (the “Gross-Up Payment”) in an amount such that, after payment by Mr. Parrin of all taxes (and any interest and penalties imposed with respect thereto as a direct result of any Underpayment as determined under the Severance Plan or Special Severance Plan or any other action or inaction of MoneyGram, but not any interest and penalties imposed as a direct result of Mr. Parrin’s failure to timely remit taxes) and excise tax imposed upon the Gross-Up Payment, Mr. Parrin will retain an amount of the Gross-Up Payment equal to the excise tax that has been imposed. The parties’ rights and obligations with respect to any Gross-Up Payment shall be determined pursuant to and conditioned upon compliance with the terms of Section 7 of the Special Severance Plan.

4. Payments and Benefits for Post-Employment Restriction Obligations. Mr. Parrin and MoneyGram acknowledge and agree that a portion of the severance payable hereunder is attributable to Mr. Parrin’s amended and restated post-employment restriction obligations. Mr. Parrin and MoneyGram further acknowledge and agree that certain of the consideration to be paid under this Agreement will be allocated to the value of those post-employment restriction obligations. Mr. Parrin and MoneyGram hereby agree that Ernst will act as the Accounting Firm for the purposes of determining and allocating that value. Mr. Parrin and MoneyGram agree to cooperate fully with Ernst in its determination of that value, and to file any required tax returns or other documents reflecting the value as determined by Ernst which such cooperation includes, but is not limited to, being available to meet in person with Ernst personnel at Ernst’s and/or MoneyGram’s offices. If a tax authority determines that Mr. Parrin has any additional tax liability or other obligations arising from or relating to such determination and/or allocation of value, MoneyGram agrees to defend, utilizing counsel of MoneyGram’s choosing, and fully indemnify Mr. Parrin for and from such additional tax liability or other obligations.

5. Other Benefit Coverages after Separation Date. Mr. Parrin’s other benefit coverages not addressed in Section 3 above are affected as follows:

5.1	Mr. Parrin’s participation in the MoneyGram International, Inc. 401(k) Program (“401(k) Program”) and the employer matching obligation under the 401(k) Program will cease as of the Separation Date, and any distribution of the 401(k) Program’s funds will be in accordance with the provisions of the 401(k) Program.

5.2	The MoneyGram Pension Plan was frozen effective December 31, 2003. Funds due to Mr. Parrin under the MoneyGram Pension Plan, if any, will be distributed to Mr. Parrin in accordance with the provisions of the MoneyGram Pension Plan.

5.3	Mr. Parrin’s business travel accident, short-term disability and long-term disability coverages will cease as of the Separation Date. Shortly following the Separation Date, Mr. Parrin will receive information regarding the option, if any, for conversion of Mr. Parrin’s group long-term disability coverage to individual coverage which such conversion, if any, shall be at Mr. Parrin’s sole expense.

5.4	Mr. Parrin may possess exercisable Viad Corp. and/or MoneyGram International, Inc. Stock Option rights. Mr. Parrin agrees to observe MoneyGram’s policy on insider trading and will not purchase or sell MoneyGram stock while in possession of inside information, or prior to the next window period that begins at or after Mr. Parrin’s Separation Date. All such rights must be exercised within three (3) months of Mr. Parrin’s Separation Date or they will expire. Mr. Parrin may exercise his MoneyGram International, Inc. Stock Options, if any, by contacting Carrie Shober at 952-591-3062, via the Internet (www.etrade.com/stockplans) or by contracting E*Trade at 1-800-387-2331. Mr. Parrin may exercise his Viad Corp Stock Options, if any, by contacting Debi Atkins at 602-207-5803, via the Internet (www.etrade.com/stockplans) or by contacting E*Trade at 1-800-387-2331.

5.5	Funds due Mr. Parrin, if any, under the MoneyGram International, Inc. Deferred Compensation Plan will be paid to Mr. Parrin in accordance with the provisions of that plan.

Mr. Parrin’s other benefits, if any, will be paid in accordance with the provisions of the governing document(s) for those benefits.

6. No Change of Control. The parties acknowledge and agree that for all purposes, there has been no change of control (or change in control) of MoneyGram. Without limiting the generality of the foregoing, the parties specifically acknowledge and agree that there has been no “Change of Control” as defined in the Severance Plan or “Change in Control” as defined the SERP, and that Mr. Parrin is not entitled to any payments or benefits under either the Severance Plan or the SERP or any other payments, benefits, or rights that would arise as a result of any change of control (or change in control) now or at any time in the future. This Section 6 is not intended to alter or affect and does not alter or affect (a) any determination as to whether any payments hereunder are subject to section 4999 of the Internal Revenue Code; (b) any Gross-Up Payment and/or (c) the parties’ rights and obligations with respect to any Gross-Up Payment.

7. Claims Involving MoneyGram. Mr. Parrin warrants that he has not instituted, filed or caused others to file or institute any charge, complaint or action against any Released Party. Mr. Parrin warrants that, to the full extent permitted by law, he will not file or institute any charge, complaint or action against any Released Party with respect to any matters arising before or on the date Mr. Parrin signs this Agreement. Mr. Parrin will not recommend or suggest to any potential claimants or employees of MoneyGram or their attorneys or agents that they initiate claims or lawsuits against any Released Party, nor will Mr. Parrin voluntarily aid, assist, or cooperate with any claimants or employees of MoneyGram or their attorneys or agents in any claims or lawsuits now pending or commenced in the future against any Released Party; provided, however, that nothing in this paragraph will be construed to prevent Mr. Parrin from giving truthful testimony in response to direct questions asked pursuant to a lawful subpoena during any future legal proceedings involving any Released Party. Further, this Agreement does not purport to limit any right Mr. Parrin may have to file a charge under any civil rights statute or to participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission or other investigative agency. This Agreement does, however, waive and release any right to recover damages or other relief under any civil rights statute.

8. Post-Employment Restrictions and Obligations. Mr. Parrin understands, acknowledges and agrees that he is bound to the post-employment restrictions and other obligations set forth in Exhibit A to this Agreement. Mr. Parrin further acknowledges and agrees that the terms of Exhibit A are fully incorporated into this Agreement and are intended to be a part of this Agreement

9. Non-Disparagement. Mr. Parrin hereby acknowledges that he is not aware of any acts or practices of any Released Party that he knows or believes to be unlawful or unethical, and MoneyGram hereby acknowledges that the members of its Board of Directors and its Senior Leadership Team do not know of any acts or practices of Mr. Parrin known or believed to be unlawful or unethical. Mr. Parrin agrees not to express any derogatory or damaging statements about any Released Party, the management of MoneyGram or MoneyGram’s business condition in any public way or to anyone who could make these statements public. Mr. Parrin understands and acknowledges that this non-disparagement provision is a material inducement to MoneyGram to the making of this Agreement and that if Mr. Parrin breaches this provision, MoneyGram will be entitled to pursue its legal and equitable remedies, including without limitation, the right to recover damages and to seek injunctive relief. MoneyGram agrees that it will direct the current members of its Board of Directors and its MoneyGram Leadership Team to not express any derogatory or damaging statements about Mr. Parrin in any public way. It is understood and acknowledged that nothing in this Section 9 will be construed to prevent any person from giving truthful testimony in response to direct questions asked pursuant to a lawful subpoena during any future legal proceedings.

10. Time to Consider Agreement. Mr. Parrin understands and acknowledges that he may take twenty-one (21) calendar days to decide whether to sign this Agreement (“Consideration Period”). Mr. Parrin represents that if he signs this Agreement before the expiration of the Consideration Period, it is because he has decided that he does not need any additional time to decide whether to sign this Agreement. Mr. Parrin further agrees that any changes, material or otherwise, made to this Agreement do not restart or affect in any manner the original Consideration Period.

11. Right to Rescind or Revoke. Mr. Parrin understands and acknowledges that he has fifteen (15) days to revoke the release of any claims under the Age Discrimination in Employment Act (“ADEA”) and/or the Minnesota Human Rights Act (“MHRA”). Mr. Parrin understands and acknowledges that if he wishes to revoke the above-referenced release of claims under the ADEA and/or the MHRA after he has signed this Agreement, the revocation must be in writing and hand-delivered or mailed to MoneyGram. If hand-delivered to MoneyGram, the revocation must be: (a) addressed and delivered to Cindy Stemper, Executive Vice President, Human Resources & Corporate Services, MoneyGram International, Inc., 1550 Utica Avenue South, Minneapolis, MN 55416, within the fifteen-day period. If mailed to MoneyGram, the revocation must be: (a) postmarked within the fifteen-day period; (b) addressed to Cindy Stemper, Executive Vice President, Human Resources & Corporate Services, MoneyGram International, Inc., 1550 Utica Avenue South, Minneapolis, MN 55416; and (c) sent by certified mail, return receipt requested. In the event that Mr. Parrin provides a timely revocation pursuant to this Section 11, MoneyGram may, in its sole discretion, (a) void this Agreement in its entirety, or (b) void the release of Mr. Parrin’s ADEA and/or MHRA claims but enforce the remainder of this Agreement according to its terms.

12. Return of Equipment. Unless otherwise noted in this Agreement, Mr. Parrin shall, prior to or on the Separation Date, diligently locate all of MoneyGram’s property within his possession and return to MoneyGram all of MoneyGram’s property and information within his possession. Such property includes, but is not limited to, credit cards, computers, copy machines, facsimile machines, lap top computers, Blackberries, pagers, entry cards, keys, building passes, computer software, manuals, journals, diaries, files, lists, codes, documents, correspondence, and methodologies particular to MoneyGram and any and all copies thereof. Moreover, Mr. Parrin is strictly prohibited from destroying, obliterating or altering any of MoneyGram’s property covered by this section, and Mr. Parrin is strictly prohibited from making copies, or directing copies to himself through e-mail or other transmission, of any of MoneyGram’s property covered by this section. After the Separation Date, Mr. Parrin agrees to promptly respond to any reasonable request by MoneyGram to return MoneyGram property in his possession and/or control, and Mr. Parrin further agrees that should he later discover any MoneyGram property in his possession and/or control, he will promptly return it to MoneyGram without a specific request by MoneyGram to do so.

13. Reasonable Requests; Indemnification.

13.1.	Mr. Parrin will make himself reasonably available to MoneyGram either by telephone or, if MoneyGram believes necessary, in person upon reasonable request and notice, to assist MoneyGram in connection with any matter relating to services performed by him on behalf of MoneyGram prior to the Separation Date. Mr. Parrin further agrees that he will cooperate fully with MoneyGram in the defense or prosecution of any claims or actions now in existence or which may be brought or threatened in the future against or on behalf of MoneyGram, its directors, shareholders, officers, or employees, including, but not limited to, appearing in person to act as a witness with respect to such claims. Mr. Parrin will cooperate in connection with such claims or actions including, without limitation, his being available in person to prepare for any proceeding (including depositions), to provide affidavits, to assist with any audit, inspection, investigation, proceeding or other inquiry, and to act and appear as a witness in connection with any litigation or other legal proceeding affecting MoneyGram. MoneyGram will reimburse Mr. Parrin for his reasonable and actual out-of-pocket expenses incurred as a direct result of his compliance with this provision.

13.2	Mr. Parrin further agrees that should he be contacted (directly or indirectly) by any individual or any person representing an individual or entity that is or may be legally or competitively adverse to MoneyGram in connection with any claims or legal proceedings, he will promptly notify MoneyGram of that fact in writing, but in no event later than three (3) calendar days after he is contacted. Such notification shall include a reasonable description of the content of the communication with the legally or competitively adverse individual or entity.

13.3	MoneyGram agrees that, to the extent not prohibited by law, it shall defend, utilizing counsel of MoneyGram’s choosing, and fully indemnify Mr. Parrin in any action, suit, claim or proceeding, whether actual, threatened, pending or completed, whether judicial, administrative or investigative, whether Mr. Parrin or MoneyGram or both are named or the subject matter thereof, arising out of Mr. Parrin’s performance of services for MoneyGram, to the full extent provided under the articles, bylaws, or any other governing document of MoneyGram in effect as of the execution of this Agreement or under applicable law.

14. Press Release and Other Communications. The parties agree to prepare a mutually agreeable press release regarding Mr. Parrin’s separation from MoneyGram and a communications plan with respect to that subject. Mr. Parrin agrees that he will not make any verbal or written comments with respect to his separation from MoneyGram except in accordance with that communications plan.

15. Full Compensation. Mr. Parrin agrees that the payments made and other consideration provided by MoneyGram under this Agreement constitute full compensation for and extinguish all of Mr. Parrin’s actual or potential claims, including, but not limited to, all claims for attorneys’ fees, costs, and disbursements, and all claims for any type of legal or equitable relief.

16. No Admission of Wrongdoing. Mr. Parrin understands, acknowledges and agrees that this Agreement does not constitute an admission that MoneyGram has violated any local ordinance, state or federal statute, or principle of common law, or that MoneyGram has engaged in any improper or unlawful conduct or wrongdoing against Mr. Parrin. Mr. Parrin agrees that he will not characterize this Agreement or the payment of any money or other consideration in accord with this Agreement as an admission that MoneyGram has engaged in any wrongdoing.

17. Authority. Mr. Parrin represents and warrants that he has the authority to enter into this Agreement and that no causes of action, claims, or demands released pursuant to this Agreement have been assigned to any person or entity not a party to this Agreement.

18. Right to Consult with Attorney. Mr. Parrin acknowledges that, by virtue of being presented with this Agreement, Mr. Parrin has hereby been advised in writing and is fully aware of his right to consult with an attorney of his own choosing for the purpose of determining whether to sign this Agreement.

19. Knowing and Voluntary Action. Mr. Parrin acknowledges that he has had a full opportunity to consider this Agreement and to ask any questions that he may have concerning this Agreement. Mr. Parrin acknowledges that in deciding whether to sign this Agreement, he has not relied upon any statements made by MoneyGram or its agents, other than the statements made in this Agreement and any MoneyGram benefit plans in which Mr. Parrin is a participant. Mr. Parrin further acknowledges that he has not relied on any legal, tax or accounting advice from MoneyGram or its agents, except to the extent required pursuant to Section 3 of this Agreement and/or Section 7 of the Special Severance Plan.

20. Entire Agreement. Except as expressly stated to the contrary in this Agreement, this Agreement, including Exhibit A hereto, constitutes the entire agreement of the parties with respect to Mr. Parrin’s employment with MoneyGram and Mr. Parrin’s separation from employment with MoneyGram. Except as expressly stated to the contrary in this Agreement, Mr. Parrin shall have no further rights, to payments, benefits, or otherwise, under the Severance Plan, the Special Severance Plan or any other MoneyGram agreement or plan.

21. Miscellaneous Provisions.

21.1	No modification or waiver of any provision hereof will be binding on any party unless in writing and signed by the parties hereto.

21.2	The invalidity or unenforceability of any particular provision hereof will not affect the other provisions of this Agreement, and this Agreement is to be construed in all respects as if such invalid or unenforceable provision(s) were omitted.

21.3	This Agreement is binding on and will inure to the benefit of the parties hereto and their respective successors, permitted assigns, heirs, executors and administrators.

21.4	This Agreement may not be assigned, in whole or in part, by either party hereto without the prior written consent of the other party (any purported assignment hereof in violation of this subparagraph being null and void), provided however, that MoneyGram may, without prior consent, freely assign this Agreement to any successor in interest to MoneyGram or any affiliate by merger, consolidation, reorganization or otherwise by operation of law.

22. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

23. Governing Law. This Agreement will be construed in accordance with, and any dispute or controversy arising from any breach or asserted breach of this Agreement will be governed by, the internal laws, and not the law of conflicts, of the State of Delaware.

24. Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if made in writing and sent via Certified Mail, Return Receipt Requested and addressed as follows:

If to Mr. Parrin:

David J. Parrin
c/o Stephen M. Cohen, Esq. and Howard Flaxman, Esq.
Fox Rothschild LLP
2000 Market Street, 10th Floor
Philadelphia PA 19103-3291

If to MoneyGram:

MoneyGram International, Inc.
1550 Utica Avenue South
Minneapolis MN 55416
Attn: Executive Vice President, General Counsel & Secretary

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement on the dates indicated at their respective signatures below.

David J. Parrin

Date:

MoneyGram International, Inc.

By:

Its:

Date:

[THIS IS THE SIGNATURE PAGE TO THE SEPARATION AGREEMENT
AND RELEASE OF ALL CLAIMS BETWEEN THE ABOVE-REFERENCED PARTIES]

EXHIBIT A

AMENDED AND RESTATED EMPLOYEE TRADE SECRET, CONFIDENTIAL INFORMATION AND POST-EMPLOYMENT
RESTRICTION AGREEMENT

1. MoneyGram’s Business Operations and Interests.

1.1	Nature of MoneyGram’s Business Operations. Mr. Parrin and MoneyGram acknowledge and agree that MoneyGram is currently engaged in the following businesses:

1.1.1	providing payment services through independent agents and MoneyGram-owned retail locations in the United States and internationally, which payment services include, but are not limited to, money transfers, money orders, bill payment services, stored value cards and related products and services;

1.1.2	providing payment services via the Internet, kiosks, automated teller machines and other unmanned media in the United States and internationally, which payment services include, but are not limited to, money transfers, money orders, bill payment services, stored value cards and related products and services;

1.1.3	providing bill payment services in the United States and internationally to industries that include, but are not limited to, the credit card, debit card, mortgage, automobile finance, telecommunications, satellite television, cable television, property management and collection industries;

1.1.4	processing of official checks and provision of related services for financial institutions, either directly or through trusts or other business entities; and

1.1.5	providing banking and processing services for payments such as rebates/refunds, gift certificates and government payments.

1.2	Scope of MoneyGram’s Business Operations. Mr. Parrin and MoneyGram acknowledge and agree that MoneyGram conducts its business globally.

1.3	MoneyGram’s Interests. Mr. Parrin and MoneyGram acknowledge and agree that MoneyGram has a legitimate interest in protecting its proprietary interests, including but not limited to its confidential business information and trade secrets.

2. Trade Secrets, Confidential Information and Related Covenants.

2.1	MoneyGram’s Trade Secrets and Confidential Information. During the course of Mr. Parrin’s employment, he had access to and gained knowledge of the highly confidential and proprietary information (“Confidential Information”) and trade secrets which are the property of MoneyGram, or which MoneyGram is under an obligation not to disclose, including but not necessarily limited to the following: information regarding MoneyGram’s clients and prospective clients, information regarding MoneyGram’s development of enhanced or new payment services, the financial terms of MoneyGram’s contracts and proposed contracts, the expiration dates of such contracts, the key contact individuals at each client location, the transaction volume and business features of each client and/or location, business plans, marketing plans and financials, reports, data, figures, margins, statistics, analyses and other related information, and any other information of whatever nature which gives MoneyGram an opportunity to obtain a competitive advantage over its competitors who do not know or use it. In addition, MoneyGram’s Confidential Information and trade secrets include the means by which MoneyGram provides its services including but not limited to its organizational structure, technology, management systems, software and computer systems. Confidential Information does not include information that is generally available to the public through no direct or indirect act or failure to act by Mr. Parrin.

2.2	Non-Use and Non-Disclosure of Trade Secrets and Confidential Information. Mr. Parrin agrees to use his best efforts and the utmost diligence to guard and protect MoneyGram’s trade secrets and Confidential Information, and Mr. Parrin agrees that he will not at any time now or in the future use or disclose, directly or indirectly, any of MoneyGram’s trade secrets or Confidential Information which Mr. Parrin developed, obtained or learned about during and/or as a result of his employment by MoneyGram, unless previously authorized in writing to do so by a duly authorized representative of MoneyGram. Mr. Parrin acknowledges that the Confidential Information and trade secrets are owned by and shall continue to be owned by MoneyGram and that misuse, misappropriation or disclosure of this information could cause irreparable harm to MoneyGram.

3. Post-Employment Competitive Activities and Related Covenants.

3.1	Definitions. For purposes of Sections 3 and 4, the following terms have the meanings indicated:

3.1.1 “Conflicting Product or Service” means any product, or process, or service in existence or under development, which is the same as or similar to or improves upon or competes with or is intended to replace or serve as an alternative to, a product, process, or service rendered by MoneyGram or which is under development or the subject of a pending acquisition or license by MoneyGram or as to which MoneyGram is actively negotiating to provide services through a business alliance relationship.

3.1.2 “Conflicting Organization” means any business that is a Customer (as defined below), or any other person or organization (including one owned in whole or in part by Mr. Parrin) which is engaged in or is about to become engaged in the research on, or the development, production, marketing or sale of a Conflicting Product or Service.

3.1.3 “Customer” means any current customer or prospective or former customer of MoneyGram with which Mr. Parrin had any contact or about which Mr. Parrin had access to Confidential Information or trade secrets at any time during the twenty-four (24) months preceding the Separation Date.

3.1.4 “Specific Conflicting Organizations” shall mean The Western Union Company, Fiserv, Inc., Euronet Worldwide, Global Payments, Inc., Coinstar, Inc., and Walmart Stores, Inc.

3.2	Employment with a Conflicting Organization. Mr. Parrin agrees that, for a period of twelve (12) months following the Separation Date, he will not accept employment or otherwise render services as an employee, trustee, principal, agent, consultant, partner, director or substantial stockholder of any Conflicting Organization (as defined above) unless Mr. Parrin first obtains written consent to such engagement from a duly authorized representative of MoneyGram; provided, however, that Mr. Parrin will be permitted to accept employment with a bank, investment bank, broker-dealer or credit union (“Financial Institution”) so long as (a) the Financial Institution does not offer a Conflicting Product or Service through a Specific Conflicting Organization or any other third-party vendor and is not negotiating with a Specific Conflicting Organization or any other third party vendor to offer a Conflicting Product or Service; (b) Mr. Parrin’s duties with the Financial Institution do not involve a Conflicting Product or Service; and (c) Mr. Parrin’s employment with the Financial Institution does not violate any other provision of this agreement.

3.3	Employment with Specific Conflicting Organizations. Mr. Parrin agrees that for a period of twenty-four (24) months following the Separation Date, he will not accept employment or otherwise render services as an employee, trustee, principal, agent, consultant, partner, director or substantial stockholder of any of the Specific Conflicting Organizations (as defined above), including their respective subsidiaries, affiliates, or related companies, unless Mr. Parrin first obtains written consent to such engagement from a duly authorized representative of MoneyGram.

3.4	Interference with Existing Employment or Similar Relationships. Mr. Parrin agrees that, for a period of twelve (12) months following the Separation Date, Mr. Parrin will not knowingly directly or indirectly hire or cause any third party to hire, recruit, solicit or induce any employee, contractor, consultant or representative of MoneyGram to terminate his, her or its relationship with MoneyGram. Mr. Parrin further agrees that, during such time, if a person who is employed by MoneyGram contacts Mr. Parrin about prospective employment, Mr. Parrin will inform such person that he cannot discuss the matter without informing MoneyGram and obtaining permission for such discussions in writing from a duly authorized representative of MoneyGram.

3.5	Interference with Customer Relationships. Mr. Parrin agrees that for a period of twelve (12) months following the Separation Date, Mr. Parrin will not knowingly directly or indirectly interfere with, attempt to influence or otherwise affect MoneyGram’s commercial relationships with any Customer (as defined above). Mr. Parrin further agrees that, during such time, if a Customer contacts him about discontinuing business with MoneyGram or otherwise changing an existing or known prospective commercial relationship with MoneyGram, Mr. Parrin will inform such Customer that he cannot discuss the matter without informing MoneyGram and obtaining permission for such discussions in writing from a duly authorized representative of MoneyGram.

4. Injunctive Relief. Mr. Parrin acknowledges that the damages which may arise from a breach of Sections 3.2, 3.3, 3.4 and/or 3.5 of this Agreement are irreparable and difficult to prove with certainty. If any covenant contained in Sections 3.2, 3.3, 3.4 and/or 3.5 is breached, in addition to other legal remedies which may be available (which shall include but not be limited to any actual damages suffered by MoneyGram), MoneyGram shall be entitled to an immediate injunction from a court of competent jurisdiction to end such breach, without further proof of damage. Mr. Parrin and MoneyGram agree that the venue for such action shall be Minneapolis, Minnesota and that MoneyGram shall be entitled to reimbursement from Mr. Parrin of its costs and expenses, including reasonable attorneys’ fees, incurred in enforcing the covenants contained in Sections 3.2, 3.3, 3.4 and/or 3.5 of this Agreement.

5. Discoveries, Inventions, Improvements and Works by Employee.

5.1	Ownership and Assignment. All designs, developments, discoveries, inventions, improvements or works (collectively “Inventions”) of whatsoever nature conceived or made by Mr. Parrin, and the patent, copyright, trade secret and other intellectual property rights therein which are applicable in any way to MoneyGram’s business, shall be the sole and exclusive property of MoneyGram. Whenever requested by MoneyGram, Mr. Parrin agrees to execute any papers MoneyGram deems necessary for the assignment and/or protection of MoneyGram’s interest in any Invention and the patent, copyright and other intellectual property rights therein.

5.2	Limited Exception. The provisions of Section 5.1 shall not apply to any Invention conceived or made by Mr. Parrin in Minnesota and for which no equipment, supplies, facility or trade secret information of MoneyGram was used and which was developed entirely on Mr. Parrin’s own time, unless: (a) the invention relates directly to the business of MoneyGram, or to MoneyGram’s actual or demonstrably anticipated research or development, or (b) the Invention results from any work performed by Mr. Parrin for MoneyGram.